October 10, 2013

Mr. H. Roger Schwall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington,  D.C.  20549-7561

Re:	GeoPark Limited Amendment No. 1 to Registration Statement on Form F-1 Filed September 26, 2013 File No. 333-191068

Dear Mr. Schwall:

By letter dated October 3, 2013 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) of GeoPark Limited (formerly known as GeoPark Holdings Limited) (the “Company”) relating to a proposed offering in the United States of common shares (“Shares”). The Company has provided responses to your comments as indicated below. To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter.  References to page numbers in the F-1 are to page numbers in the marked copy of the F-1 provided to you today.

Selected Explanatory Notes, page F-10

Table 5—Net proved reserves of oil, condensate and natural gas, page F-77

1.                                      Your response 11 to our September 19, 2013 letter stated that 2012 proved developed reserve increases due to extensions/discoveries included 1.225 MMBOE in Colombia. This proved reserve addition is not disclosed in your document’s “Table 5—Net proved reserves of oil, condensate and natural gas” disclosure on page F-77. If the Colombian volumes are correct, please amend your document to include them as required by FASB ASC Paragraph 932-235-50-5. If not, please explain this difference to us.

The Company acknowledges the Staff’s comment and notes that it did not own an interest in any Colombian properties at year end 2011.  The Colombian properties were purchased during 2012.   Therefore, in the reconciliation at year end 2012 to year end 2011, there are no extensions or discoveries of previous properties to disclose.  The 1,225 MMBOE of reserves relates to development activities since the acquisition dates of the Colombian assets in 2012 through year end 2012. As a result, there is only the purchase of the new interests in the Colombia properties to disclose as a change at year end 2012, including the 1,225 MMBOE of reserves which are included in the 7,522.8  MMBOE recorded under “Purchases of minerals in place.”

Exhibit 23.5 — Consent of Ernst & Young Terco Auditores Independentes S.S.

2.                                      The updated consent from Ernst & Young Terco Auditores Independentes S.S. indicates their consent to “the use of our report dated June 2, 2013.” However, the corresponding auditors’ report, presented on page F-246 of your filing, is dated July 2, 2013. Accordingly, please obtain and file an updated consent that reflects the correct date of the referenced auditors’ report.

The Company acknowledges the Staff’s comment and has obtained and filed an updated consent that reflects the correct date of the referenced auditors’ report.

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Should you have any questions about the responses contained herein, please contact Maurice Blanco of Davis Polk & Wardwell LLP at (212) 450-4086, Martin Barbafina of Price Warehouse & Co. S.R.L. at +54 11 4850 4762, or Thomas C. Pence, P.E. of Degolyer and McNaughton at (214) 891-1195, or myself at +56 (2) 2242 9600.

Very truly yours,

/s/ Juan Pablo Spoerer

Juan Pablo Spoerer
Chief Financial Officer

Enclosures

cc:	Pedro Aylwin Director of Governance and Legal GeoPark Limited
cc:	Maurice Blanco Davis Polk & Wardwell LLP
cc:	Martin Barbafina Price Waterhouse & Co. S.R.L.
cc:	Thomas C. Pence, P.E. DeGolyer & MacNaughton
cc:	John Vetterli White & Case LLP